UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

Camtek Ltd.

EXPLANATORY NOTE

On November 17, 2021, Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) (the “Company”) issued a press release announcing a proposed offering of $140 million principal amount of convertible senior notes (the “Offering”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The unaudited financial statements of the Company for the nine months ended September 30, 2021 and September 30, 2020 and as of September 30, 2021 are furnished herewith as Exhibit 99.2 to this Report on Form 6-K, and the Operating and Financial Review and Prospects are furnished herewith as Exhibit 99.3 to this Report on Form 6-K.

In connection with the offering of the Notes, the Company provided certain information to prospective investors in a preliminary offering memorandum dated November 17, 2021. Certain excerpts from that preliminary offering memorandum are attached hereto as Exhibit 99.4. The preliminary offering memorandum disclosed certain information that supplements or updates certain prior disclosures of the Company, including updated risk factor disclosure.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 17, 2021

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release Dated November 17, 2021
99.2	Unaudited financial statements of the Company for the nine months ended September 30, 2021 and September 30, 2020 and as of September 30, 2021.
99.3	Operating and Financial Review and Prospects.
99.4	Excerpts from preliminary offering memorandum of Camtek Ltd., November 17, 2021.